Virginia K. Sourlis, Esq.* Philip Magri, Esq.+ * Licensed in NJ + Licensed in NY	The Galleria 2 Bridge Avenue Red Bank, New Jersey 07701 (732) 530-9007 Fax (732) 530-9008 www.SourlisLaw.com Virginia@SourlisLaw.com

August 2, 2006

VIA FACSIMILE ONLY (202) 772-9204

Division of Corporate Finance
United States Securities and Exchange Commission
Office of Emerging Growth Companies
100 F Street N.E.
Washington, D.C. 20005
Attention: Mr. H. Christopher Owings, Assistant Director

RE:	ZipGlobal Holdings, Inc. Amendment No. 1 to Registration Statement on Form SB-2 Commission File No. 333-135134

Dear Mr. Owings:

In response to the Staff’s comment letter, dated July 17, 2006 (the “Comment Letter”), to the Registration Statement on Form SB-2 (File No.: 333-135134) (the “Registration Statement”) filed by our client, ZipGlobal Holdings, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on June 19, 2006, below please find our responses to Comment Letter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

The Company has also revised the Registration Statement pursuant to the Comment Letter and has filed Amendment No. 1 to the Registration Statement with the SEC today (“Amendment No. 1”). A copy of Amendment No. 1, marked to show changes from the Registration Statement and to reflect where the Company specifically addressed the questions and points in the Comment Letter, is enclosed with this Letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

The Sourlis Law Firm
/s/ Virginia K. Sourlis, Esq.
Virginia K. Sourlis, Esq.

cc:     Michael Lee -ZipGlobal
          Robert Boyle—Meyler & Company, LLC

Prospectus Cover Page

1.	In response to your comment #1, we have deleted unnecessary parenthetical definitions in conformity with Rule 421(c) of Regulation C.

Summary, page 5

2.	In response to your comment #2, we have deleted the penultimate sentence in the 1st paragraph and have revised the entire summary section.

3.	In response to your comment #3, we have disclosed on the first page that our auditors have raised substantial doubt as to our ability to continue as a going concern.

Risk Factors, page 6

4.	In response to your comment #4, we have revised deleted the summary of some our risk factors from the summary section. Our risk factors follow our summary discussion.

Summary Financial Information, page 7

5.	In response to your comment #5, we have revised the March 31, 2005 total liabilities balance so that it agrees to the amount in our balance sheet.

Risk Factors, page 9

6.	In response to your comment #6, we have included a risk factor that discusses the impact of penny stock regulations on the sale of our common stock.

7.	In response to your comment #7, we have included a risk factor that discusses the impact of the risk posed by management owning a controlling interest in our company.

8.	In response to your comment #8, we have reviewed and revised our risk factor subheadings to ensure that they reflect the risk we describe in the test.

We might not able to hire and retain…page 10

9.	In response to your comment #9, we have reviewed the two risk factors describing the same risk, this risk factor and the one that immediately follows and have combined them into one risk factor.

Pricing pressures and increased use of VoIP…page12

10.	In response to your comment #10, we have reviewed this risk factor and found it redundant. Accordingly, we have deleted this risk factor.

Federal and state regulations may be passed…page 13

11.	In response to your comment #11, we have deleted this risk since it could apply equally to other businesses that are similarly situated.

Forward Looking Statements, page 15

12.	In response to your comment #12, have deleted reference to the Private Litigation Reform Act.

Selling Security Holders, page 16

13.
In response to your comment #13, we have disclosed in footnotes the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Hair Adventures Hair Studio, Inc., River Dragon Holdings Limited, GH Marshfield Family Limited Partnership and Shenarch Cuisine, LLC.

14.	In response to your comment #14, “H&W” after Peter and Rebeckah Moscatelli denotes “Husband and Wife” and have deleted the reference from the Selling Security Holder table.

15.	In response to your comment #15, we have included in the paragraph above the Selling Security Holder table that none of the selling stockholders are broker-dealers or underwriters.

16.	In response to your comment #16, we have included in the paragraph above the Selling Security Holder table that none of the selling stockholders are an affiliate of a broker-dealer or underwriter.

Plan of Distribution, page 18

17.
In response to your comment #17, we confirm our understanding that short sales of common stock “against the box” that are covered with shares subject to this registration statement cannot be made before the registration statement becomes effective; and that shares underlying the short sales are deemed to be sold at the time such sale is made and, prior to effectiveness, would constitute a violation of section 5.

Director, Executive Officer, Promoters and Control Persons, page 19

18.
In response to your comment #18, we have revised the business experience of each director and executive officer to include dates of employment and have deleted subjective information that embellishes their expertise or success.

Compensation, page 20

19.
In response to your comment #19, we have filed our management agreement with Max International Investment Limited as exhibit 10.9 to the registration statement. We have also expanded this section to include the percentage of each officer’s time spent on the company’s business.

Security Ownership, page 21

20.	In response to your comment #20, we have disclosed the natural person that has the ultimate voting or investment control over the shares held by Excel Faith Limited.

Description of Securities, page 22

21.
In response to your comment #21, we have disclosed the provision in our charter allowing the directors of the company to designate one more classes of preferred stock that could delay, defer or prevent a change of control.

Description of Business, page 26

22.	In response to your comment #22, we have indicated that our acquisition of Beasley was at arms-length.

23.	In response to your comment #23, we have expanded our disclosure to explain our resell business.

24.
In response to your comment #24, we have expanded our disclosure to clarify that we purchase gateway boxes from various manufacturers throughout the word on an as needed basis and without any contractual arrangement or understandings. We have also expanded this section to more specifically discuss the current status of the company’s operations and our plans to expand, while modifying it in light of our financial condition. We have also discussed any technical limitations on equipment and increased operational costs as we gain customers. We have also included a percentage breakdown of business vs. residential customers as well as provide information on billing and collections.

25.	In response to your comment #25, we have revised this disclosure and have decided to delete it throughout the registration statement.

Employee, page 34

26.	In response to your comment #26, we have indicated the number of employees that we have in each of marketing, development and research and development.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 34

27.
In response to your comment #27, we have expanded the disclosure to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on our revenues, income and liquidity.

Strategy , page 35

28.	In response to your comment #28, we have included how and when we recognize revenue related to sale the gateway kits.

Results of Operations, page 35

29.	In response to your comment #29, we have expanded this disclosure.

Liquidity and Capital Resources, page 36

30.	In response to your comment #30, we have expanded this disclosure.

Critical Accounting Policies & Estimates, page 36

31.	In response to your comment #31, we have revised this disclosure.

Description of Property, page 38

32.
In response to your comment #32, we have revised this disclosure to reflect the rent figures in U.S. dollars and have revised the termination dates to match the information in Note G to our financial statement.

Certain Relationships and Related Transactions, page 38

33.
In response to your comment #33, we have disclosed that each transaction was comparable on terms we could have obtained from unaffiliated third parties. We have also filed our management agreement with Max International Investments Limited as exhibit 10.9 to the registration statement.

34.
In response to your comment #34, we have reviewed and revised this disclosure to properly reflect the sequence of events and to be consistent with the 1st paragraph in Note D to the financial statements.

Where You Can Find More Information, page 41

35.	In response to your comment #35, we have revised these references. We apologize for any confusion.

Financial Statements

Consolidated Statements of Operations, page F-3

36.	In response to your comment #36, stock based compensation has been reclassified to General & Administrative Expenses within the Statement of Operations.

Notes to Financial Statements

Note A - Nature of Business, page F-6

37.
In response to your comment #37, we have revised the disclosure throughout the registration statement to reflect that Max International Investments Limited is a wholly-owned subsidiary of Beasley BVI. We apologize of any confusion.

Note B - Summary of Significant Accounting

38.	In response to your comment #38, the stock based compensation note on pages F-8 and F-9 have been updated to clarify the inconsistency.

Revenue Recognition, page F-8

39.
In response to your comment #39, the revenue recognition disclosure in Footnote B has been updated to elaborate our revenue recognition policies for our primary revenue sources. Revenues are recognized in accordance with SAB 101 in that revenue is recognized when persuasive evidence of an arrangement exists, deliver has occurred, the fee is determinable and collectibility is probable. As discussed in Footnote J, we have also restated our financial statements to reflect the deferral and amortization of activation fees over the average customer relationship period. This treatment is consistent with Question 5 of SAB 101. Our resale of VoIP telephony minutes is accounted for gross consistent with the indicators of EITF 99-19. The following summarizes our revenue types:

•	Usage fees are prepaid by customer as recognized as revenue based upon customer usage of the minutes.
•
Activation fees are charged to customers for the purchase of gateway kits which are necessary to utilize VoIP telephony minutes. These activation fees, along with the related costs up to but not exceeding the activation fees, are deferred an amortized over the estimated average customer relationship period.

•
The Company records the resale of block VoIP telephony minutes on a gross basis as the Company has latitude in establishing the resale price, has discretion in its selection of resale suppliers and has credit risk on the transactions.

We have reviewed EITF 00-21 and concluded that we do not have revenue arrangements with multiple deliverables.

The telecommunication capacity that we sell to other resellers is purchased and owned by us and sold to other resellers. We have arrangements with various resellers in order to purchase unused minutes. Our arrangements are on an as used basis thus we have no commitment to purchase any minutes.

Foreign Currency Translation, page F-8

40.
In response to your comment #40, we have reviewed paragraph 39 of SFAS 52 which specifies that “an entity's functional currency is the currency of the primary economic environment in which the entity operates; normally, that is the currency of the environment in which an entity primarily generates and expends cash.” While the Company’s operating subsidiaries are in Hong Kong, China and Asia, the majority of the Company’s cash receipts and disbursements are in U.S. Dollars. Also, the majority of assets and liabilities are in U.S. Dollars and sales are denominated in U.S. Dollars. Local currencies are used for some operating expenses, mainly rent and local salaries. It is our opinion, therefore, that the Cash Flows, Sales and Financing indicators in paragraph 42 of SFAS 52 support the use of the U.S. Dollar as the functional currency of the Company.

41.
In response to your comment 41, Max International Investment Limited (“Max”), a subsidiary of Beasley BVI, has functional currencies other than the U.S. Dollar. The translation of the accounts of Max into U.S. Dollar results in the translation adjustment of the Company. The Company has added additional disclosure to this policy to clarify the origin of the translation adjustment.

Note F - Income Tax Provision, page F-10

42.	In response to your comment #42, Note F has been updated to conform with the requirements of SFAS 109

Note J - Subsequent Event, page F-11

43.	In response to your comment #43, the Company had added disclosure to the Stock Based Compensation accounting policy in Note B to discuss its accounting for stock issued to non-employees.

Recent Sales of Unregistered Securities, page II-1

44.	In response to your comment #44, we have revised the disclosure to November 29, 2005. We apologize for any confusion.

Undertakings, page II-2

45.	In response to your comment #45, we have revised the disclosure to include the undertakings required by Items 512(g)(1) of Regulation S-B.

Exhibits

46.
In response to your comment #46, we have filed copies the executed Share Exchange Agreement (Exhibit 10.3) as well as executed copies of the Registration Rights Agreement (Exhibit 10.1) and Lock-Up Agreement (Exhibit 10.2).